                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                                                  COMMISSION FILE NUMBER 0-19580

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [X]Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ]  Form 10-Q
             [ ] Form N-SAR

         For Period Ended:  December 31, 2000
                            -----------------
         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

             Read attached instruction sheet before preparing form.
                             Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If this notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.


  PART I - REGISTRATION INFORMATION

             Industrial Holdings, Inc.
- --------------------------------------------------------------------------------
  Full Name of Registrant

             None
- --------------------------------------------------------------------------------
  Former Name if Applicable

             7135 Ardmore
- --------------------------------------------------------------------------------
  Address of Principal Executive Office (Street and Number)

             Houston, Texas 77054
- --------------------------------------------------------------------------------
  City, State and Zip Code

  PART II - RULES 12b-25(b) AND(c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

     |      (a)  The reasons described in reasonable detail in Part III of this
     |           form could not be eliminated without unreasonable effort or
     |           expense;
     |
     |      (b) The subject annual report, semi-annual report, transition
     |          report on Form 10-K, Form 20-F, Form [X] 11-K or Form N-SAR, or
     |          portion thereof, will be filed on or before the fifteenth
 [X] |          calendar day following the prescribed due date; or the subject
     |          quarterly report of transition report on Form 10- Q, or portion
     |          thereof will be filed on or before the fifth calendar day
     |          following the prescribed due date; and
     |
     |       c)  The accountant's statement or other exhibit required by Rule
     |           12b-25(c) has been attached if applicable.

  PART III - NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

  Industrial Holdings, Inc. (the "Company") is unable to file its annual report on Form 10-K without unreasonable effort or expense because as disclosed in previous filings, the Company is engaged in negotiations to refinance substantially all of its outstanding senior secured debt, is attempting to dispose of a major segment of the company and has also been in negotiation to raise additional capital to alleviate working capital issues. Since the Company's corporate staff has devoted substantially all of its resources to the debt refinancing, disposition of the business segment and to the working capital issues, the Company has not been able to complete the Form 10-K for the 2000 fiscal year on a timely basis.
  PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

                  Titus H. Harris, III         (713)                 747-1025
             -------------------------------------------------------------------
                  (Name)                    (Area Code)       (Telephone Number)

  (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registratant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [ ]Yes  [X] No

            The Company filed its annual report on Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended March 31, 2000 in June, 2000.

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Company expects that the results of operations in its 2000 fourth quarter will result in significantly lower net earnings than the Company's results reported during the first three quarters of 2000 and worse than 1999 results of operations due primarily to 2000 fourth quarter charges: (i) relating to the impairment of an investment carried at cost resulting in a charge to earnings of $7.1 million; (ii) $2.1 million in losses associated with the Company's sale of Blastco Services and subsequent bankruptcy declared by Blastco; (iii) severance and other personnel expenses of approximately $1.0 million; (iv) weather related losses of approximately $0.5 million and (v) approximately $0.5 million in losses on the liquidation of the net assets of one of the Company's distribution facilities. In addition, the Company's Board of Directors made the decision to actively seek a purchaser for the Company's Engineered Products Group and adopted a plan of disposal. The results for EPG have been reclassified as Discontinued Operations and the Company has recorded a net loss from discontinued operations of $22.2 million for the year 2000 compared to a loss from discontinued operations of $2.9 million in 1999 (as restated).

                           Industrial Holdings, Inc.

                  (Name of Registrant as Specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date:  April 2, 2001                     By   /s/ Titus H. Harris, III
                                                ------------------------
                                                Titus H. Harris, III
                                                Chief Financial Officer

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.